Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

Organigram Holdings Inc. (the “Company”)
35 English Drive
Moncton, NB E1E 3X3

Item 2.	Date of Material Change

September 13, 2018

Item 3.	News Release

The news release reporting the Material Change described in this report was issued in Moncton, New Brunswick on September 13, 2018.

The news release was distributed through Canada Newswire and filed with the TSX Venture Exchange and each of the relevant Canadian securities regulatory authorities via SEDAR. The news release is attached hereto as Schedule A and incorporated by reference herein.

Item 4.	Summary of Material Change

The Company announces the closing of its strategic investment in convertible secured debentures to be purchased in three tranches and valued in the aggregate at $10 million, of Hyasynth Biologicals Inc., a biotechnology company based in Montreal and leader in the field of cannabinoid science and biosynthesis.

Item 5.	Full Description of Material Change

5.1	Full Description of Material Change

See Schedule A for the news release.

5.2	Disclosure for Restructuring Transactions

Not Applicable

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable

Item 7.	Omitted Information

Not Applicable

Item 8.	Executive Officer

Michael Tripp
Chief Legal Officer
(506) 804-2552

Item 9.	Date of Report

September 19, 2018

Organigram invests in Hyasynth Biologicals Inc., helps bring transformative
“cellular agriculture” to Canadian cannabis industry

Investment solidifies Organigram’s commitment to next generation delivery of cannabinoid products to global medical and adult recreational cannabis markets

MONCTON, September 13, 2018/CNW/ - Organigram Holdings Inc. (TSX VENTURE: OGI) (OTCQX: OGRMF), the parent company of Organigram Inc. (the “Company” or “Organigram”), a leading licensed producer of medical marijuana, is pleased to announce the closing of its strategic investment in convertible secured debentures (the “Debentures”), to be purchased in three tranches and valued in the aggregate at $10 million, of Hyasynth Biologicals Inc. (“Hyasynth”), a biotechnology company based in Montreal and leader in the field of cannabinoid science and biosynthesis.

Hyasynth’s patent-pending technology makes it possible to produce phytocannabinoids using genetically engineered strains of yeast. Bio-fermentation is a well-established and scalable production method for many different nutritional products and pharmaceuticals. Hyasynth’s proprietary enzymes and yeast strains have to date allowed them to make CBG, CBD and other cannabinoids for novel and specialized products, including vapourizable cannabis products and cannabis-infused beverages, as well as pharmaceutical ingredients, for a fraction of the cost of traditional plant-based production. The company will continue to develop a comprehensive platform of cannabinoids beyond THC, CBD and CBG for both medical and recreational use.

“Hyasynth’s technology offers us access to the future of cannabinoid production today,” says Greg Engel, CEO, Organigram. “We know that cost-efficiency and scalability will be necessary to meet the needs of the Canadian and the global cannabis markets. Working with Hyasynth, we can throw out old assumptions about the scale, speed and precision with which we can produce both extract-based medical products and a comprehensive and diverse range of recreational use products like edibles and beverages.”

Engel adds that while there will always be a market for premium, indoor grown cannabis flowers, the opportunity to utilize large scale production of cannabinoids through bio-fermentation that is not dependent on the weather or the variations inherent in a traditional growing cycle will fundamentally change the global cannabis industry. “Working with Hyasynth there are now few limits on how quickly we can respond to market demand for cannabinoid based recreational and medical products.”

Hyasynth has previously demonstrated their production method for a range of cannabinoids at a small scale under a research exemption from Health Canada. They have recently received a Dealer’s License from Health Canada which enabled them to expand their work beyond research and into production.

The funding provided by Organigram, the largest announced direct investment in this kind of cellular agriculture technology in Canada, will allow the company to refine and optimize their processes at scale via a contract manufacturer as well as fund a purpose-built manufacturing facility for production. In conjunction with Organigram’s purchase of Debentures, Organigram and Hyasynth have entered into an agreement that allows Organigram to purchase a significant quantity of cannabinoids produced by Hyasynth.

“We are proud to work with Organigram and make this transformative technology available to the Canadian and global cannabis industry, says Kevin Chen, CEO, Co-founder, Hyasynth. “Applying our research to the engineering of cannabinoid-based products means we can help companies like Organigram create more, better and more accessible products, while also essentially eliminating product shortages. Our goal is to not only contribute to the evolution of a new industry but to also help take care of the people who use and rely on these products.”

Pursuant to a debenture purchase agreement dated as of today’s date (the “Debenture Purchase Agreement”) among Hyasynth, Organigram and certain other investors purchasing debentures concurrently with Organigram (the “Investors”), Organigram has purchased $5 million in secured convertible 8% debentures, and Organigram will purchase up to an additional $5 million of Debentures of Hyasynth in a series of two other tranches of $2.5 million each based on Hyasynth attaining certain funding milestones and the satisfaction of certain other customary closing conditions.in respect of tranches two and three. Under the terms of the Debenture Purchase Agreement, the principal amount of the outstanding Debentures (but not interest) are convertible from time to time into common shares of Hyasynth at the option of the holder. In addition, in certain circumstances described in the Debenture Purchase Agreement, the principal amount of outstanding Debentures (but not interest) shall be automatically converted into common shares of Hyasynth upon the occurrence of certain events. Each such conversion will be at the various conversion prices applicable to each tranche of Debentures specified in the Debenture Purchase Agreement, which such conversion prices shall be subject to adjustment in accordance with the terms and conditions of the Debenture Purchase Agreement. If not converted, the principal amount of the Debentures, accrued interest, and other amounts payable thereunder mature on August 31, 2023, unless such maturity is accelerated in accordance with the provisions of the Debenture Purchase Agreement. Upon conversion, and if fully converted, the Hyasynth common shares issued to Organigram would represent a substantial interest in Hyasynth based on the current capitalization structure for Hyasynth, provided that such capitalization structure remains as such at the time of conversion. Organigram also has been granted certain investor rights and board representation. Organigram and the other Investors have been granted a security interest over the assets of Hyasynth as security for Hyasynth’s obligations under the Debentures.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a TSX Venture Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing the highest-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the company’s global footprint. In anticipation of the legal adult use recreational cannabis in Canada, Organigram has developed a portfolio of brands including The Edison Cannabis Company, Ankr Organics and Trailer Park Buds. Organigram’s primary facility is located in Moncton, New Brunswick and the Company is regulated by the Access to Cannabis for Medical Purposes Regulations (“ACMPR”).

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking information which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. Important factors - including the availability of funds, consummation of definitive documentation, the results of financing efforts, crop yields - that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information on Organigram please visit: www.Organigram.ca

For further information on this press release, please contact:

Organigram Holdings Inc.	Organigram Holdings Inc.	Hyasynth Biologicals Inc.
Paolo De Luca	Dylan Rogers	Kevin Chen
Chief Financial Officer	Investor Relations Analyst	Chief Executive Officer
paolo.deluca@organigram.ca	drogers@organigram.ca	kevin.chen@hyasynthbio.com
(416) 661-0947	(506) 232-0121	(438) 863-6074